# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**


For the month of August 2006
Commission File Number 1-31318

# Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



# MEDIA RELEASE

## Power shortages in Ghana

*Johannesburg, August 31, 2006.* Gold Fields Limited (Gold Fields) (NYSE: GFI; JSE: GFI) said today that Gold Fields Ghana (GFG) has been advised by the Volta River Authority (VRA) to reduce its power consumption by approximately 50 per cent due to low water levels in the Volta Dam which are affecting hydro-electric power generation in Ghana. GFG operates the Tarkwa and Damang mines situated in south western Ghana.

GFG has the capacity to reduce its portion of electricity consumption from grid power through utilizing emergency diesel powered generators situated at the Damang and Tarkwa mines. Operating all of this generating capacity over a full month would add a total of approximately US$4 million to operating costs.

GFG will continue its discussions, through the Ghanaian Chamber of Mines, with the VRA to help mitigate potential disruptions to power supply. In addition, GFG are assisting the VRA in expediting the rewind and return of a generator rotor for the thermal powered Aboadze Power Station in Takoradi. The VRA has said it will continue to monitor the situation and review it on a fortnightly basis.

*Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.*

ends

Enquiries:
**Andrew Davidson**
+27 11 644-2638

**Nerina Bodasing**
+27 11 644-2630

**Cheryl Martin**
(303) 796-8683

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

**Enquires**

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   31 August 2006

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs